
07002059


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [struck out]

8-36623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph James Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3993 Ridgemonte Court
(No. and Street)

Rochester, MI 48306
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sloan and Associates, P.C.
(Name – *if individual, state last, first, middle name*)

3985 Research Park Drive, Ann Arbor, MI 48104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, Joseph Giordano, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph James Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALYSUN C. MANGUM
NOTARY PUBLIC – MICHIGAN
OAKLAND CO. ACTING IN CO. OF OAKLAND
MY COMMISSION EXPIRES Sept. 11, 2012

JOSEPH JAMES FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and DECEMBER 31, 2005

JOSEPH JAMES FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and DECEMBER 31, 2005

TABLE OF CONTENTS

Sloan and Associates, P.C.
3985 Research Park Drive
Ann Arbor, Michigan 48104
Telephone (734) 929-9970 Facsimile (734) 929-9976

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Joseph James Financial Services, Inc.
Rochester Hills, Michigan

We have audited the accompanying statements of financial condition of Joseph James Financial Services as of December 31, 2006 and December 31, 2005 and the related statements of income, changes in stockholder's equity, changes in financial condition, and computation of net capital for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph James Financial Services, Inc. as of December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Sloan and Associates, P.C.

Sloan and Associates, P.C.
Ann Arbor, Michigan
February 1, 2007

JOSEPH JAMES FINANCIAL SERVICES, INC.
Statements of Financial Condition
For the years ended December 31, 2006 and 2005

ASSETS

CURRENT ASSETS:	2006	2005
Cash in checking	$ 0	$ 0
Cash in money market	11,099	10,603
Accounts receivable	7,916	50
Federal income tax receivable	0	190
Total current assets	$ 19,015	$ 10,843
NONCURRENT ASSETS:		
Investment in NASD Stock	0	1,600
TOTAL ASSETS	$ 19,015	$ 12,443

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	2006	2005
Accounts payable	$ 7,423	$ 45
Total current liabilities	$ 7,423	$ 45
STOCKHOLDER'S EQUITY		
Common stock:		
Par value $1		
Authorized shares - 50,000		
Outstanding shares - 7,900	$ 7,900	7,900
Retained earnings	3,692	$ 4,498
Total stockholder's equity	$ 11,592	$ 12,398
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 19,015	$ 12,443

JOSEPH JAMES FINANCIAL SERVICES, INC.
Statements of Income
For the years ended December 31, 2006 and 2005

REVENUE:	2006	2005
Commissions	$ 136,041	$ 195,416
Miscellaneous	496	293
Total revenue	$ 136,537	$ 195,709
DIRECT EXPENSES:		
Wages	$ 70,000	$ 0
Commissions	12,666	188,670
Total direct expense	$ 82,666	$ 188,670
Gross Profit	$ 53,871	$ 7,039
OPERATING EXPENSES:		
Regulatory fees, taxes and expenses:	$ 4,128	$ 5,629
Payroll taxes	5,654	
Other expense	8,727	2,397
Total operating expense	$ 18,509	$ 8,026
Net income (loss) before Federal income tax	$ 35,362	$ (987)
Gain on sale of stock	2,400	0
Federal income tax (expense) recovery	(190)	0
NET INCOME (LOSS)	$ 37,572	$ (987)

JOSEPH JAMES FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2006 and 2005

	2006	2005
Retained Earnings - January 1,	$ 4,498	$ 5,485
Net Income (Loss)	37,572	(987)
Subtotal	$ 42,070	$ 4,498
Less Dividends Paid	(38,378)	0
Retained Earnings - December 3l,	$ 3,692	$ 4,498

JOSEPH JAMES FINANCIAL SERVICES, INC.
Statement of Changes in Financial Condition
For the years ended December 31, 2006 and 2005

	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 37,572	$ (987)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Gain on sale of securities	$ (2,400)	$ 0
Accounts receivable	(7,866)	1,435
Prepaid expenses	0	1,200
Accounts payable and accrued expenses	7,378	(1,292)
Federal income taxes	190	207
Total Adjustments	$ (2,698)	$ 1,550
Net cash provided by operating activities	$ 34,874	$ 563
CASH FLOW USED IN INVESTING ACTIVITIES:		
Proceeds from sale of NASD Stock	$ 4,000	$ 0
Investments in NASD Stock	0	(100)
Net cash provided (used) by operating activities	$ 4,000	$ (100)
CASH FLOW USED IN FINANCING ACTIVITIES:		
Dividends paid	$ (38,378)	$ 0
Net cash (used) by financing activities	$ (38,378)	$ 0
NET INCREASE (DECREASE) IN CASH	$ 496	$ 463
Cash - Beginning of Year	10,603	10,140
Cash - End of Year	$ 11,099	$ 10,603

JOSEPH JAMES FINANCIAL SERVICES, INC.
Computation of Net Capital
For the years ended December 31, 2006 and 2005

	2006	2005
TOTAL ASSETS AT DECEMBER 31	$ 19,015	$ 12,443
Deduction from and/or charges to equity:		
Non-allowable liabilities	(7,423)	(45)
Less:		
Deduction for haircuts on securities -		
Money Market Savings	0	(742)
NASD Stock and Warrants	0	(1,600)
NET CAPITAL PURSUANT TO RULE 15c3-1	$ 11,592	$ 10,798

JOSEPH JAMES FINANCIAL SERVICES, INC.
Reconciliation of Audited and Unaudited Statements
For the years ended December 31, 2006 and 2005

	2006	2005
Total assets reported on focus report, Part IIa, Form X-17A-5, as of December 31, 2006 and 2005	$ 19,015	$ 12,253
Audit Adjustments		
Federal income tax adjustment	0	190
Total Assets per Audited Statement	$ 19,015	$ 12,443

	2006	2005
Total Liabilities reported on focus report, Part IIa, Form X-17A-5, as of December 31, 2006 and 2005	$ 7,124	$ 45
Audit Adjustments		
Accrued payroll taxes	$ 299	$ 0
Total Liabilities per Audited Statement	$ 7,423	$ 45

JOSEPH JAMES FINANCIAL SERVICES, INC.
Notes to the Financial Statements
For the years ended December 31, 2006 and 2005

Note 1: Summary of Significant Accounting Policies

Method of Accounting:
Joseph James Financial Services Inc. records revenue and expense using the accrual method of accounting.

Accounts Receivable:
Account receivables from sponsoring organizations are recognized when the related security is sold. The Company does not handle customer funds. All sales of securities are made payable to the sponsoring organization. The Company uses the allowance method to account for the net realizable value of accounts receivable. No allowance for bad debts was considered necessary at either December 31, 2006 or 2005.

Federal Income Tax Payable:
The Company has reported taxable loss of $1,301 for the calendar year 2005. Accordingly at statutory income tax rates of 15%, the company has a potential recovery of approximately $190. However, no accrual of this potential refund has been recorded in these financial statements.

In 2006 the shareholder elected under the applicable provisions of the Internal Revenue Code to be taxed as an S corporation. Under such provisions the company does not incur a Federal income tax liability. Instead, net income or loss is includable in computing the taxes of the individual shareholders.

Fees Payable:
The company accrues commissions payable to the sales representative when the related accounts receivable is realized at the time the related security is sold. Payment of the fees is made upon collection of the related receivable. As of the balance sheet date, the Company was current with the payment of all related fees payable.

Note 2: Required statements:

The following list of statements and schedules are not required of Joseph James Financial Services, Inc. due to the various exceptions under the applicable rules:

- Statement of Changes in Liabilities Subordinated to claims of creditors.
- Computation of Determination of Reserve Requirements under Rule 15c3-3.
- Information relating to the Possession or Control Requirements under Rule 15c3-3.
- A Reconciliation, including an appropriate explanation of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- A copy of the SIPC Supplemental Report.

Sloan and Associates, P.C.
3985 Research Park Drive
Ann Arbor, Michigan 48104
Telephone (734) 929-9970 Facsimile (734) 929-9976

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Joseph James Financial Services, Inc.
Rochester Hills, Michigan

We have audited the accompanying statements of financial condition of Joseph James Financial Services as of December 31, 2006 and December 31, 2005 and the related statements of income, changes in stockholder's equity, changes in financial condition, and computation of net capital for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph James Financial Services, Inc. as of December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Sloan and Associates PC

Sloan and Associates, P.C.
Ann Arbor, Michigan
February 1, 2007

END